UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated December 19, 2019, announcing that the Company will hold an Extraordinary General Meeting of shareholders on Thursday, January 23, 2020 at 11:00 a.m. (Belgian time) in 2000 Antwerp, Schaliënstraat 5.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 27, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Thursday, 19 December 2019 – 8.00 a.m. CET __________________________________________

EURONAV - INVITATION TO THE EXTRAORDINARY GENERAL MEETING OF
23 JANUARY 2020

ANTWERP, Belgium, 19 December 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to attend the Extraordinary General Meeting to be held on Thursday 23 January 2020 at 11.00 a.m. (Belgian time) in 2000 Antwerp, Schaliënstraat 5.

This Extraordinary General Meeting will deliberate mainly about the alignment of the Articles of Association of Euronav with the new Belgian Code of Companies and Associations (the “CCA”), the renewal of the authorized capital and the renewal of the authorization for Euronav to buy back own shares.

Should the required attendance quorum of at least one half of the registered capital not be reached at this Meeting, a second extraordinary General Meeting will be convened on Thursday 20 February 2020 at 11.00 a.m. (Belgian time). This second Meeting will validly deliberate and decide on the agenda items irrespective of the portion of the capital represented by the shareholders present or represented.

In view of the record date of Thursday 9 January 2020, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 8 January 2020 at 9.00 a.m. (Belgian time) until Friday 10 January 2020 at 9.00 a.m. (Belgian time) (“Freeze Period”).

All documents related to the Meeting are available on the website of the Company:
https://www.euronav.com/en/investors/corporate-governance/general-assemblies/2020/

-	Convening Notice and Agenda
-	Proxy
-	Attendance Form
-	Special Board Report
-	Draft Articles of Association
-	Information Document
-	Notification of the Freeze Period

The admission and practical formalities for this Extraordinary General Meeting are described in the Agenda.

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PRESS RELEASE Thursday, 19 December 2019 – 8.00 a.m. CET __________________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 2019 results:  Thursday, 30 January 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 27 Suezmaxes (of which 2 owned in 50%-50% joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.